UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2

11016110

APPROVAL
r: 3235-0123
30, 2013
erage burden
ponse . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52964

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.A.N. SECURITIES, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 BROADWAY, 24TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT DEPETRIS — 212-425-5233
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.
(Name -- *if individual, state last, first, middle name*)

4 BECKER FARM ROAD	ROSELAND	NEW JERSEY	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Scott DePetris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.A.N. Securities, LP, as of December 31, ,20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

JAMAL C. LICORISH
No. 01LI6124916
Notary Public, State of New York
Qualified in Kings County
Certificate Filed in Kings County
Term Expires April 4, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.A.N. SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

P.A.N. SECURITIES, LP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
P.A.N. Securities, LP

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2010. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P.A.N. Securities, LP as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

P.A.N. SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	1,212,180
Accounts receivable		856,443
Other assets, goodwill		53,819
	$	2,122,442
LIABILITIES AND PARTNERS' EQUITY		
Liabilities		
Accounts payable	$	10,398
Accrued expenses		5,663
Due to related party		128,731
Deferred revenue		23,850
Total liabilities		168,642
Partners' equity		1,953,800
	$	2,122,442

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

P.A.N. Securities, LP (the "Partnership") is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered broker-dealers.

The Partnership does not hold customer funds or securities.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Partnership's revenue is primarily derived from providing access maintenance and professional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with the Partnership's parent company Portware, LLC. The Partnership uses contracts as evidence of an arrangement for AMPS. Fees are assessed as either fixed or transactional and determinable based on a number of factors, including the customer's past payment history and its current creditworthiness. If management determines that collection of a fee is not reasonably assured, revenue is deferred and recognized at the time collection becomes reasonably assured.

AMPS revenue is evidenced by a contract and recognized when the broker's offering is successfully integrated into a version for a specific client of the parent company Portware. Fixed AMPS fees are charged on a monthly basis and recognized as earned each month.

Transactional based AMPS fees are evidenced by an agreement between the parties and are calculated based on a number of transactions completed during a given month. Revenues are recognized in the month that the transactions are completed.

Deferred Revenue

Revenue is deferred until evidence of an arrangement exists, delivery has occurred and the fee is fixed or determinable.

Unbilled Receivables, Accounts Receivable and Allowance for Doubtful Accounts

Unbilled receivables are estimated based on information provided by the brokers. Unbilled receivables of approximately $175,000 are included in accounts receivable on the statement of financial condition. Any difference between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period, are recorded as an adjustment to revenue in the subsequent period. The Partnership considers all accounts receivable at December 31, 2010 to be collectible and no allowance for doubtful accounts is deemed necessary.

1. Nature of business and summary of significant accounting policies (continued)

Goodwill

Goodwill is subject to at least an annual assessment for impairment applying a fair value test. An acquired intangible asset is separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Partnership tested impairment based on current market value for membership and entrance into the regulatory environment and its internal business plans. Management has determined that the carrying amount of goodwill is fairly stated.

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to Federal and State taxes on its income. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The individuals who beneficially own the Partnership are responsible for taxes on their proportionate share of the Partnership's taxable income. The New York City Unincorporated Business tax on the statement of operations is based upon the Partnership's proportionate share of its parent's tax expense computed as if the Partnership was a standalone entity.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items, and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for periods prior to 2007. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce Partners' equity. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Partnership's net capital was approximately $1,067,000, which was approximately $1,057,000 in excess of its computed minimum capital requirement of approximately $10,000.

3. Concentrations

For the year ended December 31, 2010, approximately 79% of the Partnership's revenues were from six customers. Accounts receivable from these customers was approximately $426,000 as of December 31, 2010.

The Partnership maintains its cash balances in one financial institution. The Partnership has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

4. Exemption from Rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Partnership has a sublease agreement with the Partnership's parent to rent office space under an operating lease which expires in September 2011. Rent expense was $12,000 for the year ended December 31, 2010 and is included in occupancy in the accompanying statement of operations.

The Partnership has an administrative expense agreement with the Partnership's parent which expires in September 2011. Administrative expenses were approximately $544,000 for the year ended December 31, 2010 and are included in general and administrative expenses in the accompanying statement of operations.

Aggregate future minimum payments for office space and administrative expenses are as follows:

Year Ending December 31,	
2011	$ 417,000

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: SIPC Agreed Upon Procedures Report
December 31, 2010
SEC File No. 8-52964

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation Required by SEC Rule17a-5(e)(4) and the related SIPC General Assessment Reconciliation Recalculation, which is attached separately, be deemed confidential pursuant to the rule.

Very truly yours,

David Kaufman on behalf of
Scott DePetris, CEO

2/25/11
Date

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Partners of P.A.N. Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by P.A.N. Securities, LP ("the Partnership") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

P.A.N. SECURITIES, LP

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	4,266,539
General Assessments at .0025	$	10,666
Payment Remitted with Form SIPC-6		(4,982)
Amount Due with Form SIPC-7	$	5,684